September 10, 2024

Andrew Flynn
Chief Financial Officer
Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

       Re: Turning Point Brands, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-37763
Dear Andrew Flynn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing